Exhibit 4.3

ADDENDUM TO SERVICES AGREEMENT

This Addendum to Services Agreement (this “Addendum”) is made and entered into as of the 9 day of December 2002, by and between Marnetics Ltd., formed under and existing in accordance with the laws of Israel (the “Company”) and Netlogic Ltd., formed under and existing in accordance with the laws of Israel (the “Consultant”).

WHEREAS	the parties wish to amend, modify and supplement the Services Agreement entered into by the parties on February 11th 2002 (the “Agreement”) in accordance with the resolution of the shareholders of Marnetics Broadband Technologies Ltd of November 26th 2002.

NOW, WHEREFORE, the parties hereto agree as follows:

1.	Amendment of the Agreement

In accordance with Section 7.5 of the Agreement, the following provisions of the Agreement are hereby amended, supplemented and modified, as follows:

1.1

The term of the Agreement is hereby extended for an additional period of six (6) months, from December 2nd 2002 through June 2nd 2003 (the “Extended Period”), during which the Representative shall serve as Active Chairman of the Board of Directors of Marnetics Broadband Technologies Ltd.

	1.2	The Company may terminate the Agreement at any time without cause upon prior written notice of thirty (30) days to Consultant.

1.3

Section 4 of Schedule 2.2 of the Agreement is hereby amended to the effect that the Consultant shall require the Representative to dedicate fifty percent (50%) of his working time to the provision of the Services.

	1.4	The Service Fee under Section 1 of Schedule 5.1 of the Agreement to be paid to Consultant during the Extended Period is hereby amended to US$5,000.

2.	Miscellaneous

	2.1	Unless otherwise provided for herein, capitalized terms used herein shall have the same meaning as in the Agreement.

	2.2	Except to the extent modified and amended herein, the Agreement shall remain in full force and effect, in accordance with the terms and conditions thereof.

IN WITNESS WHEREOF, the parties have executed this Addendum as of the date first mentioned above.

Marnetics Ltd.			Netlogic Ltd.

By:	/s/ Menachem Reinschmidt	By:	/s/ Menachem Reinschmidt

	Menachem Reinschmidt		Menachem Reinschmidt

/s/ David Sheetrit

David Sheetrit